Exhibit 99.1

i-80 Gold Ruby Hill Exploration Teach-in Session

RENO, Nev., Nov. 14, 2022 /CNW/ - i-80 GOLD CORP. (TSX: IAU) (NYSE: IAUX) ("i-80", or the "Company") will hold a Ruby Hill "teach-in" session on November 15, 2022, commencing at 8:30am ET.

The presentation will highlight the Company's recently discovered Hilltop Zone including new results from ongoing drilling and future plans. Earlier today, on November 14, 2022, a press release confirming high-grade mineralization in the Upper Hilltop Zone was released including:

•	iRH22-51
•	3.1 g/t Au, 683.3 g/t Ag & 37.6 % Pb over 14.6 m
•	iRH22-53:
•	1.9 g/t Au, 631.3 g/t Ag, 7.4 % Zn & 33.0 % Pb over 18.3 m
•	iRH22-54
•	0.6 g/t Au, 374.1 g/t Ag, 3.9 % Zn & 20.2 % Pb over 20.8 m
•	iRH22-55:
•	60.2 g/t Au, 908.7 g/t Ag, 1.1 % Zn & 15.7 % Pb over 10.0 m

Microsoft Teams meeting:

Join on your computer or mobile app:

https://teams.microsoft.com/l/meetup-join/19%3ameeting_MmU1MzBhZTYtNzMwNi00NjQ2LWI2ODMtZjkwYzBlYjNlZTkz%40thread.v2/0?context=%7b%22Tid%22%3a%220c746063-dd52-456c-8b21-57fe5a8b03f0%22%2c%22Oid%22%3a%227acd9027-5d20-40da-a6e0-e72e27785d02%22%7d

Meeting ID: 278 677 052 447
Passcode: no6ggU

Dial-in (audio only):

1-437-371-2618
Phone conference Passcode: 615994905#

About i-80 Gold Corp.

i-80 Gold Corp. is a well-financed, Nevada-focused, mining company with a goal of achieving mid-tier gold producer status through the development of multiple deposits within the Company's advanced-stage property portfolio anticipated to be processed at the centrally located Lone Tree processing facility and autoclave.

Certain statements in this release constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws, including but not limited to, actual production results and costs, outcomes and timing of updated technical studies and future exploration results. Such statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such statements can be identified by the use of words such as "may", "would", "could", "will", "intend", "expect", "believe", "plan", "anticipate", "estimate", "scheduled", "forecast", "predict" and other similar terminology, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. These statements reflect the Company's current expectations regarding future events, performance and results and speak only as of the date of this release.

Forward-looking statements and information involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to: material adverse changes, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations.

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SOURCE i-80 Gold Corp

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/November2022/14/c9808.html

%CIK: 0001853962

For further information: Ewan Downie - CEO, Matt Gili - President & COO, Matthew Gollat - EVP Business & Corporate Development, 1.866.525.6450, Info@i80gold.com, www.i80gold.com

CO: i-80 Gold Corp

CNW 17:13e 14-NOV-22